FOR IMMEDIATE RELEASE: December 11, 2012	PR 12-27

Drilling at Pinson Continues to Confirm High Gold Grades

Golden, CO – Atna Resources Ltd. (“Atna” or the “Company”) (TSX:ATN/OTCQB:ATNAF) is pleased to announce additional results of underground development drilling at its Pinson Mine near Winnemucca, Nevada.

Highlights from the drill results include:

•	45 feet (13.7 m) grading 0.911 oz/ton gold (31.2 g/t gold) in hole PRC-12-017
•	30 feet (9.1 m) grading 0.802 oz/ton gold (27.5 g/t gold) in hole PRC-12-023
•	20 feet (6.1 m) grading 1.307 oz/ton gold (44.8 g/t gold) in hole PRC-12-024

“The development drilling at Pinson is paying dividends by providing additional orebody definition and grade information for the engineering staff. Stope design adjustments have been made and additional tonnage is being brought into the mine plan on two levels. Two ore stopes are now developed, two additional stoping areas are under development, and the cemented backfill facility and mine assay laboratory are completed and in operation. The first shipment of oxide ore containing approximately 3,500 tons was completed December 1st, 2012, the mine is awaiting final assays and tonnages. Oxide and sulfide ore continues to be stockpiled on the surface for future shipment,” states Atna’s President & CEO, James Hesketh.

Significant drill hole results are shown in the table below and further detailed in the long and cross sections following the table. The development drill holes were collared within the oxide bulk sample stope and were designed to evaluate the upper margins and internal continuity of the upper Ogee gold zone both along strike and dip. Holes were completed principally down the plunge of the karst breccia-hosted mineralized zone and therefore the intercept lengths do not represent true widths of mineralization.

Hole ID	From-feet (m)	To-feet (m)	Length-feet (m)	oz/ton Au (g/t Au)
PRC-12-017	0 (0)	45 (13.7)	45 (13.7)	0.911 (31.2)
PRC-12-018	30 (9.1)	50 (15.2)	20 (6.1)	0.677 (23.2)
PRC-12-019	0 (0)	45 (13.7)	45 (13.7)	0.384 (13.2)
PRC-12-022	0 (0)	20 (6.1)	20 (6.1)	0.399 (13.7)
PRC-12-023	0 (0)	30 (9.1)	30 (9.1)	0.802 (27.5)
PRC-12-024	0 (0)	20 (6.1)	20 (6.1)	1.307 (44.8)
and	60 (18.3)	75 (22.9)	15 (4.6)	0.792 (27.2)
PRC-12-025	0 (0)	5 (1.5)	5 (1.5)	0.623 (21.4)
PRC-12-026	5 (1.5)	25 (7.6)	20 (6.1)	0.792 (27.2)
PRC-12-027	0 (0)	30 (9.1)	30 (9.1)	0.590 (20.2)
PRC-12-028	0 (0)	15 (4.6)	15 (4.6)	0.597 (20.5)
PRC-12-029	0 (0)	25 (7.6)	25 (7.6)	0.375 (12.9)
PRC-12-030	0 (0)	15 (4.6)	15 (4.6)	0.761 (26.1)

Analytical results contained within this press release were completed by standard fire assay methods with an atomic absorption or gravimetric finish by Inspectorate America Corporation, an independent, ISO certified, analytical laboratory located in Sparks, Nevada. Inspectorate America maintains a rigorous QA/QC program which is carefully monitored and evaluated for quality by Atna.

This press release was prepared under the supervision and review of William Stanley, V.P. Exploration of Atna, a Registered Member of the Society for Mining, Metallurgy, and Exploration, a Licensed Geologist and Qualified Person, as defined in NI 43-101, who has verified the authenticity and validity of the technical information contained within this news release.

For additional information on Atna Resources and the Pinson Gold Mine, please visit our website at www.atna.com or our filings with Canadian securities regulators on SEDAR or U.S. regulators on EDGAR.

This press release contains certain “forward-looking statements,” as defined in the United States Private Securities Litigation Reform Act of 1995, and within the meaning of Canadian securities legislation relating to the Pinson Mine. Forward-looking statements are statements that are not historical facts. They are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change, unless required by law. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include: gold production, deposit modeling, development, future operating costs or profitability at the Pinson Mine, the Company might encounter problems such as the significant depreciation of metals prices; accidents and other risks associated with mining exploration and development operations; the risk that the Company will encounter unanticipated geological factors; the Company’s need for and ability to obtain additional financing; the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company’s exploration and development programs; and the other risk factors discussed in greater detail in the Company’s various filings on SEDAR (www.sedar.com) with Canadian securities regulators and its filings with the U.S. Securities and Exchange Commission, including the Company’s 2011 Form 20-F dated March 26, 2012.

Cautionary Note to U.S. Investors --- The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this report, such as “measured”, “indicated”, “inferred”, and “resources” that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC.

FOR FURTHER INFORMATION, CONTACT:

James Hesketh, President and CEO - (303) 278-8464

Valerie Kimball, Investor Relations - toll free (877) 692-8182

www.atna.com